UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 3)

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FX Energy, Inc.

(Name of Subject Company)

FX Energy, Inc.

(Name of Persons Filing Statement)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

302695101
(CUSIP Number of Class of Securities)

David N. Pierce
Chief Executive Officer
FX Energy, Inc.
3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106
Telephone (801) 486-5555
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

with copy to:

Charles H. Still, Jr.
Gary W. Orloff
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002
(713) 223-2300

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by FX Energy, Inc., a Nevada corporation (the “Company”) with the Securities and Exchange Commission (“SEC”) on October 27, 2015 (as amended and supplemented from time to time and together with exhibits, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer (the “Offer”) by Kiwi Acquisition Corp., a Nevada corporation (“Merger Sub”) and a wholly-owned subsidiary of ORLEN Upstream Sp. z o.o., a Polish private limited company (“ORLEN Upstream”), to purchase any (subject to the Minimum Tender Condition) and all of the outstanding shares of the Company’s common stock, $0.001 par value (the “Shares”) at a price per Share of $1.15, net to the seller thereof in cash, without interest, and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related form of letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”).  The Offer is described in a Tender Offer Statement on Schedule TO, filed by Merger Sub and ORLEN Upstream with the SEC on October 27, 2015.  The Offer to Purchase and the Letter of Transmittal have been filed as exhibits (a)(1)(A) and (a)(1)(B) respectively to the Schedule 14D-9.

Except as otherwise provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 2.        Identity and Background of Filing Person.

Item 2 (“Identity and Background of Filing Person”) of the Schedule 14D-9 is hereby amended and supplemented to include the following information:

“The Offer, which was previously scheduled to expire at 12:01 a.m., Eastern Time, on Wednesday, November 25, 2015, is being extended in accordance with the Merger Agreement until 12:01 a.m., Eastern Time, on Saturday, December 5, 2015 (unless further extended) to allow for limited expedited discovery and to accommodate the Court’s calendar in the putative class action lawsuit (Richards v. FX Energy, Inc. et al., Case No. A-15-726409-C). The case was originally filed on October 19, 2015 on behalf of stockholders of the Company in the Eighth Judicial District Court of Clark County, Nevada against the Company, each member of the Board, ORLEN Upstream and Merger Sub (the “Richards Lawsuit”).  Except for the extension of the Tender Offer, all other terms and conditions of the Tender Offer remain unchanged.”

Item 8.                     Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the fifth paragraph in the subsection entitled “Item 8. Additional Information—Certain Litigation”:

“On November 11, 2015, an amendment to the putative class action lawsuit originally filed on October 27, 2015 (Haworth v. FX Energy, Inc. et al., Case No. 150907699) on behalf of stockholders of the Company was filed in the Third Judicial District Court for Salt Lake County, Utah against the Company, each member of the Board of directors, ORLEN Upstream and Merger Sub alleging, in addition to the matters set forth in the original complaint, that the members of the Board breached their duty of candor by failing to disclose certain information in the Statement.  In that regard, the amended complaint alleges that this Statement fails to disclose the Company’s financial forecasts prepared by Company management and relied upon by Evercore in rendering its fairness opinion and certain information related to the valuation analyses performed by Evercore.  The amended complaint also alleges that this Statement made material misstatements and otherwise failed to disclose certain information about the sales process leading up to the proposed transaction with ORLEN Upstream.”

On November 16, 2015, a companion case was filed in Utah related to Haworth v. FX Energy, Inc. et al., Case No. 150907699 (the “First Haworth Lawsuit”) which was described in Amendment No. 1 to the Schedule 14D-9.  The companion case (Haworth, et al. v. FX Energy, Inc. et al., Case No. 150908183 (the “Second Haworth Lawsuit”)) purportedly on behalf of shareholders of the Company was filed in the Third Judicial District Court for Salt Lake County, Utah against the Company and each member of the Board alleging that the Company’s bylaws require litigation of breach of fiduciary duty claims in Utah and seeking an anti-suit injunction to prevent the Company and each member of the Board from litigating in Nevada on the claims asserted in the Nevada proceedings.

On November 17, 2015, the Company and Merger Sub appeared before Judge Todd Shaughnessy of the Third Judicial District Court in Salt Lake County, Utah for a hearing on the Company’s motion to consolidate the First Haworth Lawsuit and Yip v. FX Energy, Inc. et al., Case No. 150907745 (the “Yip Lawsuit”) and to stay further proceedings in Utah.  The Court announced it would consolidate the First Haworth Lawsuit and the Yip Lawsuit.  It also expressed its intention to assume jurisdiction over the Second Haworth Lawsuit based on the agreement of the parties that the Court should do so.  The Court also determined that no further proceedings would occur in Utah until a ruling is made on the preliminary injunction in the Richards Lawsuit pending before Judge Elizabeth Gonzalez of the Eighth Judicial District Court in Clark County, Nevada, on the understanding that counsel in the Utah actions would be allowed to participate in the preliminary injunction proceedings in the Richards Lawsuit.

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Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby further amended and supplemented by adding the following paragraph after the first paragraph in the subsection entitled “Item 8. Additional Information—Certain Litigation” with the following:

“On November 17, 2015, the Company and Merger Sub appeared before Judge Elizabeth Gonzalez of the Eighth Judicial District Court in Clark County, Nevada in response to the Richards Lawsuit. The Company, ORLEN Upstream and Merger Sub agreed to extend the expiration of the Offer until 12:01 a.m., Eastern Time, on Saturday, December 5, 2015 (unless further extended) to allow for limited expedited discovery and to accommodate the Court’s calendar.  The Court set a hearing for Thursday, December 3, 2015 to rule on plaintiffs’ motion for preliminary injunctive relief.”

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby further amended and supplemented by replacing and restating the paragraph in the subsection entitled “Item 8. Additional Information—Regulatory Approvals — Other Jurisdictions” with the following:

“The Polish Act of February 16, 2007 on competition and consumer protection, as amended, requires ORLEN Upstream to file a notification with the Polish Competition Authority and provides that the acquisition of Shares in the Offer shall not be consummated until clearance by the Polish Competition Authority has been issued or a waiting period for the issuance of the clearance has expired.  The waiting period for the issuance of the clearance is one month following the submission of a complete filing and can be extended by four months in complex matters.  The waiting period can be further extended if the Polish Competition Authority requests additional information for inclusion in the filing.  In such case, the waiting period would be further extended by the period of time required by ORLEN Upstream to furnish the Polish Competition Authority such additional information. ORLEN Upstream submitted the notification in Poland on October 19, 2015, and the Company has been advised that ORLEN Upstream received a clearance decision from the Polish Competition Authority on November 12, 2015.”

Item 9.                     Exhibits.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(G)	Press Release issued by the Company, dated November 20, 2015, announcing the extension of the Offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FX Energy, Inc.

By:	/s/ David N. Pierce
David N. Pierce
Chief Executive Officer

Dated: November 20, 2015

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